# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCI Liberty, Inc., CIK 0002057463
CUSIP: 36164V602
Title of class of securities: Series A GCI Group Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 07/22/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001770024

## Reporting persons
- Crossingbridge Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 386,072; sole dispositive power 0; shared dispositive power 386,072; aggregate amount beneficially owned 386,072 (10.6% of the class)

## Item 1. Issuer
Name of issuer: GCI Liberty, Inc.
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado 80112

## Item 2. Person Filing
Name of person filing: Crossingbridge Advisors, LLC
Address of principal business office or, if none, residence: 427 Bedford Road, Suite 220, Pleasantville, NY 10570
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 386,072
Percent of class: 10.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 386,072
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 386,072

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of CrossingBridge Advisors, LLC, including investment companies registered under the Investment Company Act of 1940, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. One such investment company, RiverPark Strategic Income Fund, holds more than 5 percent of the class. No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Crossingbridge Advisors, LLC: David K. Sherman, David K. Sherman / CEO (08/07/2025)